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                                                                  EXHIBIT (d)(2)

                              AMENDMENT NUMBER ONE
                                     TO THE
                         INVESTMENT ADVISORY AGREEMENT

This Amendment Number One, dated November 1, 2004, to the Investment Advisory Agreement dated October 31, 1996 (the "Agreement") by and between Van Kampen Exchange Fund, (the "Fund"), a California Limited Partnership, and Van Kampen Asset Management (the "Adviser," successor in interest of Van Kampen Asset Management, Inc.), a Delaware statutory trust, hereby amends the terms and conditions of the Agreement in the manner specified herein.

                               W I T N E S S E T H

WHEREAS, the Board of Managing General Partners of the Fund at a meeting held on September 23, 2004 has approved a reduction in the investment advisory fee payable by the Fund to the Adviser; and

WHEREAS, the parties desire to amend and restate Section 3 of the Agreement relating to the investment advisory fee.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, as follows:

Section 3 of the Agreement is hereby deleted in its entirety and replaced with the following:

3. Compensation Payable to the Adviser.

     The Fund shall pay to the Adviser, as compensation for the services rendered, facilities furnished and expenses paid by the Adviser, a monthly fee computed at the annual rate of 0.30% of the Fund's average net assets. The Adviser hereby agrees that it shall look for payment of such compensation solely to the Fund's assets and not to any personal assets of any partner of the Fund.

     Such average net assets shall be determined by taking the average of all of the determinations of net asset value, made in the manner provided in the Fund's Certificate and Agreement of Limited Partnership, for each business day during a given calendar month. Such fee shall be payable for each calendar month as soon as practicable after the end of that month.

     The fees payable to the Adviser by the Fund pursuant to this Section 3 shall be reduced by any commissions, tender solicitation and other fees, brokerage or similar payments received by the Adviser, or any other direct or indirect majority owned subsidiary of Van Kampen Investments Inc. or its successor, in connection with the purchase and sale of portfolio investments of the Fund, less any direct expenses incurred by such person, in

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connection with obtaining such commissions, fees, brokerage or similar payments.
The Adviser shall use its best efforts to recapture all available tender offer solicitation fees and exchange offer fees in connection with the Fund's portfolio transactions and shall advise the Managing General Partners of any other commissions, fees, brokerage or similar payments which may be possible for the Adviser, or any other direct or indirect majority owned subsidiary of Van Kampen Investments Inc. or its successor, to receive in connection with Fund's portfolio transactions or other arrangements which may benefit the Fund.

     In the event that the ordinary business expenses of the Fund for any fiscal year should exceed 1 1/2% of the first $30 million of the Fund's average daily net assets determined in the manner described in Section 3, plus 1% of any excess over $30 million of such average daily net assets so taken, the compensation due the Adviser for such fiscal year shall be reduced by the amount of such excess. The Adviser's compensation shall be so reduced by a reduction or a refund thereof, at the time such compensation is payable after the end of each calendar month during such fiscal year of the Fund, and if such amount should exceed such monthly compensation, the Adviser shall pay the Fund an amount sufficient to make up the deficiency, subject to readjustment during the Fund's fiscal year. For purposes of this paragraph, all ordinary business expenses of the Fund shall exclude expenses incurred by the Fund (i) for interest and taxes;
(ii) brokerage commissions; (iii) as a result of litigation in connection with a suit involving a claim for recovery by the Fund; (iv) as a result of litigation involving a defense against a liability asserted against the Fund, provided that, if the Adviser made the decision or took the actions which resulted in such claim, it acted in good faith without negligence or misconduct; (v) any indemnification paid by the Fund to its officers and Managing General Partners and the Adviser in accordance with applicable state and federal laws as a result of such litigation.

     If the Adviser shall serve for less than the whole of any month, the foregoing compensation shall be prorated.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

  VAN KAMPEN EXCHANGE FUND                   VAN KAMPEN ASSET MANAGEMENT

  By: /s/ Ronald E. Robinson                 By: /s/ Edward C. Wood, III
      ----------------------                     -----------------------
      Ronald E. Robinson                         Edward C. Wood, III
      Executive Vice President                   Managing Director
      and Principal Executive Officer